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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)




                 INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.
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                                (Name of Issuer)




                      Common Stock, No Par Value Per Share
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                         (Title of Class of Securities)



                                    45810X102
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                                 (CUSIP Number )


                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)



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CUSIP No.:   45810X102              13G


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1.       NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harry P. Langley

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [ ]

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

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    NUMBER              5.  SOLE VOTING POWER                1,272,000
     OF
   SHARES               --------------------------------------------------------
 BENEFICIALLY           6.  SHARED VOTING POWER                    -0-
    OWNED
     BY                 --------------------------------------------------------
    EACH                7.  SOLE DISPOSITIVE POWER           1,272,000
  REPORTING
   PERSON               --------------------------------------------------------
    WITH:               8.  SHARED DISPOSITIVE POWER               -0-

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,272,000  (See Item 4(a))

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10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [ ]

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)           12.06%

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12.      TYPE OF REPORTING PERSON                                        IN

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                                       13G

         This Amendment No.1 to Schedule 13G is being filed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended. The initial statement on Schedule 13G (the "Statement") was filed on February 12, 1999 by Harry P. Langley with respect to the common stock, no par value per share (the "Common Stock"), of Integrated Business Systems and Services, Inc. (the "Company"). The Statement is hereby amended by amendment to Item 4, Ownership, as follows:

ITEM 4.           OWNERSHIP.

                  Items 4(a), (b), and (c) of the Statement are hereby amended by deleting the language contained under Items 4(a), (b), and
                  (c) of the Statement and substituting in their place the following:

                  "(a) Amount Beneficially Owned:

                       Harry P. Langley has direct ownership of 1,272,000 shares of Common Stock. This amount includes 1,200,000 shares held in an escrow account which may be released upon satisfaction of certain conditions, 7,000 shares that Mr. Langley has the right to acquire pursuant to currently exercisable options granted to Mr. Langley by the Company, and 1,000 shares held in a trust of which Mr. Langley is the trustee.

                  (b)  Percent of Class:   12.06%

                  (c) Number of shares of Common Stock as to which Harry P. Langley has:

                       (i)   sole power to vote or to direct the vote: 1,272,000

                       (ii)  shared power to vote or to direct the vote:  -0-

                       (iii) sole power to dispose or to direct the disposition
                             of: 1,272,000

                       (iv) shared power to dispose or to direct the disposition of: -0-"


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   /s/ HARRY P. LANGLEY
                                                   -----------------------------
                                                   Harry P. Langley

Date: February 10, 2000





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